Exhibit 99.2
18 August 2009
James Hardie Industries N.V.
Results for the 1st Quarter Ended 30 June 2009

	Three Months Ended 30 June
US GAAP - US$ Millions	FY10		FY09		% Change

Net Sales
USA and Europe Fibre Cement		$223.2		$281.7	(21)
Asia Pacific Fibre Cement		61.3		83.3	(26)

Total Net Sales		$284.5		$365.0	(22)
Cost of goods sold		(174.1)		(241.0)	28

Gross profit		110.4		124.0	(11)
Selling, general and administrative expenses		(41.4)		(54.2)	24
Research & development expenses		(6.3)		(6.4)	2
Asbestos adjustments		(119.8)		(40.5)	—

EBIT		(57.1)		22.9	—
Net interest expense		(0.7)		(1.1)	36
Other income		4.8		—	—

Operating (loss) profit before income taxes		(53.0)		21.8	—
Income tax expense		(24.9)		(20.4)	(22)

Net operating (loss) profit		$(77.9)		$1.4	—

(Loss) earnings per share — diluted (US cents)		(18.0)		0.3	—

Volume (mmsf)
USA and Europe Fibre Cement		357.1		468.5	(24)
Asia Pacific Fibre Cement		88.9		101.9	(13)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	625	US$	601	4
Asia Pacific Fibre Cement	A$	909	A$	867	5
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 12. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Total Net Sales
Total net sales for the quarter decreased 22% compared to the same quarter of the previous year, from US$365.0 million to US$284.5 million.
USA and Europe Fibre Cement
Net sales decreased 21% from US$281.7 million in the first quarter of the prior financial year to US$223.2 million due to decreased sales volume, partially offset by a higher average net sales price.
Sales volume decreased 24% from 468.5 million square feet to 357.1 million square feet, primarily due to lower demand for the company’s products in the US as a result of continuing weakness in housing construction activity and general economic conditions.
The average net sales price increased 4% from US$601 per thousand square feet to US$625 per thousand square feet.
Discussion
The USA and Europe Fibre Cement business continues to be affected by decreasing sales volume which has fallen every quarter compared to the corresponding quarter of the prior year in the past two years. The fall in sales volume reflects the ongoing stagnation in the US housing market.
According to the US National Association of Home Builders (NAHB), seasonally-adjusted housing starts in June 2009 were 582,000, 46% below the June 2008 rate.
Repair and remodel activity has also declined, although it remains relatively resilient.
Sales volume in the USA and Europe Fibre Cement segment decreased 24% in the quarter compared to the same period last year, reflecting a 27% decline in exterior products and a 9% decline in interior products. Product demand was lower across all regions compared to the same period last year.
While net sales declined by 21% compared to the previous corresponding period, EBIT rose 5%. The EBIT performance was favourably affected by a higher average selling price and lower unit costs of sales. Lower freight and SG&A costs were significant contributors to the lower unit costs of sales.
Primary demand growth, product mix shift and zero to landfill remain the three main strategic initiatives. Product mix shift benefitted, as sales volume of the ColorPlus® product range, as a percent of total exterior sales, posted increased penetration rates across the Northern region in particular and, to a lesser extent, across the Southern and Western regions. Additionally, there was increased penetration of complementary products such as Trim, Soffit and Wrap.
Asia Pacific Fibre Cement
Net sales for the quarter decreased 26% from US$83.3 million to US$61.3 million. Unfavourable foreign exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 18% of this decrease, while the underlying Australian dollar business results accounted for the remaining 8% decrease. In Australian dollars, net sales decreased 8% due to a 13% decrease in sales volume, partially offset by a 5% increase in average net sales price.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Discussion
The Australian Bureau of Statistics (ABS) data shows residential housing approvals down 18.4% in the three months to June 2009 compared to the previous corresponding period, with detached houses down 7% and medium density down 39%. The Queensland market, which is the strongest regional market for James Hardie products, experienced the greatest decline at 37%. Despite the difficult operating environment, the Australia business has remained relatively resilient, with EBIT in Australian dollars declining by only 5% in the quarter, compared to the first quarter of the prior year. Category share increased this quarter, driven by increasing penetration in the small builder and renovations segments, together with market share growth in our core product categories.
Additionally, the ScyonTM branded differentiated product range continues to build momentum with sales volume up 10% in the quarter compared to the same period in the prior year.
In New Zealand, housing consents remain at 25-year lows. Within this context the New Zealand business performance was solid with category share continuing to increase. A positive driver for the business is differentiated products which now account for 47% of total sales volume.
In the Philippines, sales volume was in line with prior year. Net sales in local currency were up 9% on the same period of the prior year. Improved manufacturing performance and increased average selling price helped offset the continued challenge flowing from lower export volume as regional fibre cement players continue their aggressive pricing practices.
Gross Profit
Gross profit decreased 11% from US$124.0 million to US$110.4 million. The gross profit margin increased 4.8 percentage points from 34.0% to 38.8%.
USA and Europe Fibre Cement gross profit decreased 6% compared to the same quarter of last year due to the effects of lower sales volume, partially offset by a higher average net sales price, lower raw materials prices and lower freight costs. The gross profit margin of the USA and Europe Fibre Cement business increased by 6.6 percentage points due to lower average unit manufacturing costs and lower freight costs.
Asia Pacific Fibre Cement gross profit decreased 31% compared to the same period last year. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 17% of this decrease, while the underlying Australian dollar business results accounted for the remaining 14% decrease. In Australian dollars, gross profit decreased 14% primarily due to reduced gross profit performance in the New Zealand and Australia businesses driven by lower sales volume and higher unit manufacturing costs. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 1.8 percentage points.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 24% for the quarter, from US$54.2 million to US$41.4 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by slightly higher general corporate costs. As a percentage of sales, SG&A expenses decreased 0.2 of a percentage point to 14.6%. Further information on general corporate costs is included below.
SG&A expenses for the quarter include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.5 million.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

ASIC Proceedings
On 23 April 2009, Justice Gzell delivered judgment in the civil proceedings commenced by the Australian Securities & Investments Commission (ASIC) in February 2007 in the Supreme Court of New South Wales against the company, ABN 60 (formerly JHIL) and ten former directors and officers. Readers are referred to the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2009, filed with the United States Securities and Exchange Commission on 25 June 2009. On 27 July 2009, there was a further hearing in relation to exoneration and penalties. Justice Gzell has reserved his decision.
For the three months ended 30 June 2009, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$0.6 million. For the three months ended 30 June 2008, the company incurred ASIC expenses of US$1.5 million. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from February 2007 to 30 June 2009 total US$20.3 million.
Chile Litigation
On 24 April 2009, a trial court in Santiago, Chile awarded the equivalent of $13.4 million in damages against Fibrocementos Volcan Limitada (FC Volcan, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (Cementa) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
On 23 June 2009 the Chilean trial court dismissed a separate civil action against FC Volcan filed by Chile Producción Química y Electrónica Quimel S.A. (Quimel) in 2007. Quimel has appealed the trial court decision, but a date for the appeal has not yet been set.
Readers are referred to Note 8 of the company’s 30 June 2009 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings and Chile Litigation.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 15% lower for the quarter at US$3.3 million, compared to the same period in the prior year.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 20% higher for the quarter at US$3.0 million.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (Amended FFA) that was signed with the New South Wales Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s condensed consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s condensed consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The Australian dollar to US dollar exchange rate increased 18% from 31 March 2009 to 30 June 2009, compared to a 5% increase during the same period last year.
The company receives an updated actuarial estimate as at 31 March each year. The last actuarial assessment was performed as at 31 March 2009.
The asbestos adjustments for the quarter ended 30 June 2009 are as follows:

US$ Millions	Q1 FY 2010	Q1 FY 2009

Effect of foreign exchange movements	$(119.8)	$(40.5)

Asbestos adjustments	$(119.8)	$(40.5)

Claims Data
Claims of 160 reported for the three months ended 30 June 2009, are slightly higher than the 151 claims reported for the same period last year, and slightly higher than actuarial expectations for the current period.
However, the number of claims settled and the average claim settlement for the three months ended 30 June 2009, 159 claims and A$180,602, respectively, are both lower than for the same period last year. For the current period, the number of claims settled is broadly in line with the actuarial expectations for the current period, while the average claim settlement size is slightly lower than actuarial expectations.
Asbestos claims paid of A$27.3 million for the three months ended 30 June 2009 is below the actuarial expectation of A$28.5 million per quarter for fiscal year 2010. The lower-than-expected expenditure is due to the lower-than-expected claim settlement sizes.
Readers are referred to Note 6 of the company’s 30 June 2009 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter decreased from US$22.9 million to a loss of US$57.1 million. EBIT loss for the quarter includes net unfavourable asbestos adjustments of US$119.8 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$0.6 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$40.5 million, AICF SG&A expenses of US$0.6 million and ASIC expenses of US$1.5 million, as shown in the table below:
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

	Three Months Ended 30 June
EBIT - US$ Millions	FY10	FY09	% Change

USA and Europe Fibre Cement	$68.8	$65.6	5
Asia Pacific Fibre Cement	10.9	15.8	(31)
Research & Development	(4.0)	(5.0)	20
General Corporate	(12.5)	(12.4)	(1)
Asbestos adjustments	(119.8)	(40.5)	—
AICF SG&A expenses	(0.5)	(0.6)	17

EBIT	(57.1)	22.9	—

Excluding:

Asbestos:
Asbestos adjustments	119.8	40.5	—
AICF SG&A expenses	0.5	0.6	(17)
ASIC expenses	0.6	1.5	(60)

EBIT excluding asbestos and ASIC expenses	$63.8	$65.5	(3)

Net sales	$284.5	$365.0	(22)

EBIT margin excluding asbestos and ASIC expenses	22.4%	17.9%
USA and Europe Fibre Cement EBIT
Despite a 24% decrease in sales volume, USA and Europe Fibre Cement EBIT increased 5% from US$65.6 million to US$68.8 million for the quarter. This earnings increase was driven by lower average unit manufacturing costs, lower freight costs, decreased SG&A spending, improved plant performance and an increase in the average net sales price. The USA and Europe Fibre Cement EBIT margin was 7.5 percentage points higher at 30.8% for the quarter.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 31% from US$15.8 million to US$10.9 million. Unfavourable foreign exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 18% of this decrease, while the underlying Australian dollar business results accounted for the remaining 13% decrease. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 13% due to a lower gross margin performance partially offset by lower SG&A expenses. The EBIT margin was 1.2 percentage points lower at 17.8%.
General Corporate Costs
General corporate costs for the quarter increased by US$0.1 million from US$12.4 million to US$12.5 million. The company incurred professional services costs associated with the company’s proposed domicile change of US$4.5 million in the current quarter compared to US$0.2 million in the corresponding quarter of the prior year.
General corporate costs excluding domicile change related costs decreased from US$12.2 million to US$8.0 million due to decreased corporate spending and the favourable impact of foreign exchange rate movements of the euro and Australian dollar against the US dollar.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Net Interest Expense
Net interest expense for the quarter decreased from US$1.1 million in the corresponding quarter of the prior year, to US$0.7 million in the current quarter. Net interest expense for the quarter ended 30 June 2009 includes AICF interest income of US$0.7 million and a realised loss of US$0.4 million on the company’s interest rate swaps at 30 June 2009. Net interest expense for the quarter ended 30 June 2008 includes AICF interest income of US$0.9 million and nil related to interest rate swaps.
Other Income
AICF Investments
During the first quarter, the AICF sold US$7.6 million (A$10.0 million) of its short-term investments which at 31 March 2009 had been adjusted to their fair market value of US$7.2 million (A$9.5 million). The sale of these short-term investments resulted in a realised gain of US$0.4 million (A$0.5 million) recorded in the line item Other Income.
At 30 June 2009, the company revalued AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$3.9 million (A$5.2 million). This appreciation in the value of AICF’s investments was recorded as an unrealised gain in Other Comprehensive Income.
Interest Rate Swaps
At 30 June 2009 the company had interest rate swap contracts with a total principal of US$250.0 million. For all of these interest rate swap contracts, the company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into to protect against upward movements in US$ London Interbank Offered Rate (LIBOR) and the associated interest the company pays on its external credit facilities. At 30 June 2009, the weighted average fixed interest rate of these contracts is 2.49% per annum and the weighted average remaining life is 3.6 years. These contracts have a fair value of US$2.5 million, which is included in Accounts and Notes Receivable. Movements in the fair value of these interest rate swaps are recorded in the statement of operations in Other Income. For the three months ended 30 June 2009, the company recorded an unrealised gain on interest rate swaps of US$4.4 million.

On a quarterly basis, the company settles the net quarterly interest position with counterparties to the interest rate swaps. These net settlements are recorded as Interest Expense. For the three months ended 30 June 2009, the company recorded US$0.4 million of interest expense related to these net settlements.
Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$20.4 million to US$24.9 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 38.1% for the quarter, compared to 37.9% for the same quarter of the prior period. The change in effective tax rates compared with last year is attributable to changes in the geographic mix of earnings and expenses.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Tax Adjustments
The company recorded favourable tax adjustments of US$0.3 million for the quarter, compared to US$3.1 million for the corresponding quarter in the prior fiscal year. The tax adjustments made in both first quarters of fiscal years 2009 and 2010 relate to Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) adjustments.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI’s trial is scheduled to commence on 7 September 2009.
The company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 30 June 2009 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment that have been made up to 30 June 2009 as a deposit and it is the company’s intention to treat any payments to be made at a later date as a deposit. As at 30 June 2009 and 31 March 2009, this deposit totalled US$208.8 million (A$256.9 million) and US$173.5 million (A$252.5 million), respectively.
Readers are referred to Note 9 of the company’s 30 June 2009 Condensed Consolidated Financial Statements for further information on income taxes and income tax-related issues.
Net Operating (Loss) Profit
Net operating loss for the quarter was US$77.9 million, compared to a profit of US$1.4 million for the same quarter of the prior period. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% from US$40.0 million to US$41.6 million as shown in the table below:

	Three Months Ended 30 June
Net Operating Profit - US$ millions	FY10	FY09	% Change

Net operating (loss) profit	$(77.9)	$1.4	—

Excluding:
Asbestos:
Asbestos adjustments	119.8	40.5	—
AICF SG&A expenses	0.5	0.6	(17)
AICF interest income	(0.7)	(0.9)	22
Gain on AICF investments	(0.4)	—	—

ASIC expenses	0.6	1.5	(60)

Tax adjustments	(0.3)	(3.1)	90

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0	4

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Cash Flow
Net operating cash flow for the quarter ended 30 June 2009 decreased from US$94.8 million in the same quarter of the prior year to US$82.4 million. Capital expenditures for the purchase of property, plant and equipment for the quarter ended 30 June 2009 increased to US$9.7 million, from US$3.8 million in the same quarter of the prior year.
The strength of free cash flow in the quarter enabled the company to reduce net debt by US$53.3 million to US$228.3 million, compared to net debt at 31 March 2008.
Liquidity and Capital Resources
At 30 June 2009, the company had net debt of US$228.3 million, a decrease of US$53.3 million from net debt of US$281.6 million at 31 March 2009.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flows and proposed new credit facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$42.7 million as of 30 June 2009. At that date, it also had credit facilities totalling US$446.7 million, of which US$271.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 30 June 2009
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.22%	$50.0	$50.0

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	—	16.7	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	1.08%	245.0	196.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.20%	45.0	25.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$446.7	$271.0

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

The weighted average remaining term of the total credit facilities, US$446.7 million at 30 June 2009, was 1.5 years.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
Corporate Structure
On 24 June 2009 the company announced a proposal to change its domicile. The company’s directors have determined to seek approval for a two-stage plan (the Proposal) to transform the company into a Societas Europaea (SE), a relatively new form of European corporation (Stage 1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2). Readers are referred to the company’s Registration Statement on Form F-4 (File No. 333-160177) filed with the United States Securities and Exchange Commission for further information on the Proposal.
END
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239

Email:	media@jameshardie.com.au

Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the presentation on 18 August 2009, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

EBIT	$(57.1)	$22.9

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6

ASIC expenses	0.6	1.5

EBIT excluding asbestos and ASIC expenses	63.8	65.5

Net Sales	$284.5	$365.0

EBIT margin excluding asbestos and ASIC expenses	22.4%	17.9%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Net operating (loss) profit	$(77.9)	$1.4

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6
AICF interest income	(0.7)	(0.9)
Gain on AICF investments	(0.4)	—

ASIC expenses	0.6	1.5

Tax adjustments	(0.3)	(3.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$41.6	$40.0

Weighted average common shares outstanding — Diluted (millions)	435.4	432.2

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	9.6	9.3

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

Operating (loss) profit before income taxes	$(53.0)	$21.8

Asbestos:
Asbestos adjustments	119.8	40.5
AICF SG&A expenses	0.5	0.6
AICF interest income	(0.7)	(0.9)
Gain on AICF investments	(0.4)	—

Operating profit before income taxes excluding asbestos	$66.2	$62.0

Income tax expense	(24.9)	(20.4)
Tax adjustments	(0.3)	(3.1)

Income tax expense excluding tax adjustments	(25.2)	(23.5)

Effective tax rate excluding asbestos and tax adjustments	38.1%	37.9%

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

EBIT	$(57.1)	$22.9
Depreciation and amortisation	15.0	14.0

EBITDA	$(42.1)	$36.9

General corporate costs excluding domicile change related costs — General corporate costs excluding domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2010	FY 2009

General corporate costs	$12.5	$12.4

Excluding:
Domicile change related costs	4.5	0.2

General corporate costs excluding domicile change related costs	$8.0	$12.2

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 6 of the 30 June 2009 Condensed Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 30 June 2009 Condensed Consolidated Financial Statements.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10

James Hardie Industries N.V.
Consolidated Balance Sheet
30 June 2009
(unaudited)

	Total Fibre Cement
	Operations - excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$302.4	$(259.7)	$42.7
Restricted cash and cash equivalents	5.3	—	5.3
Restricted cash and cash equivalents — Asbestos	—	43.0	43.0
Restricted short-term investments — Asbestos	—	59.1	59.1
Accounts and notes receivable, net of allowance for doubtful accounts of $1.4 million	123.0	0.1	123.1
Inventories	129.3	—	129.3
Prepaid expenses and other current assets	17.7	0.3	18.0
Insurance receivable — Asbestos	—	14.9	14.9
Workers’ compensation — Asbestos	—	0.7	0.7
Deferred income taxes	20.6	—	20.6
Deferred income taxes — Asbestos	—	14.6	14.6

Total current assets	598.3	(127.0)	471.3
Property, plant and equipment, net	705.5	1.1	706.6
Insurance receivable — Asbestos	—	172.0	172.0
Workers’ compensation — Asbestos	—	87.3	87.3
Deferred income taxes	2.1	—	2.1
Deferred income taxes — Asbestos	—	391.6	391.6
Deposit with Australian Taxation Office	208.8	—	208.8
Other assets	1.9	—	1.9

Total assets	$1,516.6	$525.0	$2,041.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$87.8	$0.7	$88.5
Short-term debt	50.0	—	50.0
Current portion of long-term debt	196.0	—	196.0
Accrued payroll and employee benefits	24.0	0.2	24.2
Accrued product warranties	6.8	—	6.8
Income taxes payable	30.5	(29.2)	1.3
Asbestos liability	—	92.5	92.5
Workers’ compensation — Asbestos	—	0.7	0.7
Other liabilities	13.6	—	13.6

Total current liabilities	408.7	64.9	473.6
Long-term debt	25.0	—	25.0
Deferred income taxes	106.4	—	106.4
Accrued product warranties	19.5	—	19.5
Asbestos liability	—	1,403.5	1,403.5
Workers’ compensation — Asbestos	—	87.3	87.3
Other liabilities	74.9	2.6	77.5

Total liabilities	634.5	1,558.3	2,192.8

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.2	—	219.2
Additional paid-in capital	24.7	—	24.7
Retained earnings (accumulated deficit)	606.5	(1,037.2)	(430.7)
Accumulated other comprehensive income	31.7	3.9	35.6

Total shareholders’ equity (deficit)	882.1	(1,033.3)	(151.2)

Total liabilities and shareholders’ equity (deficit)	$1,516.6	$525.0	$2,041.6

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

James Hardie Industries N.V.
Consolidated Statement of Operations
For the three months ended 30 June 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	284.5	—	284.5
Cost of goods sold	(174.1)	—	(174.1)

Gross profit	110.4	—	110.4
Selling, general and administrative expenses	(40.9)	(0.5)	(41.4)
Research and development expenses	(6.3)	—	(6.3)
Asbestos adjustments	—	(119.8)	(119.8)

EBIT	63.2	(120.3)	(57.1)
Net Interest (expense) income	(1.4)	0.7	(0.7)
Other income	4.4	0.4	4.8

Operating profit (loss) before income taxes	66.2	(119.2)	(53.0)
Income tax expense	(24.9)	—	(24.9)

Net Operating Profit (Loss)	$41.3	$(119.2)	$(77.9)

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the three months ended 30 June 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net income	$41.3	$(119.2)	$(77.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	15.0	—	15.0
Deferred income taxes	23.9	—	23.9
Stock-based compensation	2.0	—	2.0
Asbestos adjustments	—	119.8	119.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	17.2	17.2
Accounts and notes receivable	(25.1)	(0.1)	(25.2)
Inventories	(10.9)	—	(10.9)
Prepaid expenses and other current assets	—	(0.1)	(0.1)
Insurance receivable — Asbestos	—	3.9	3.9
Accounts payable and accrued liabilities	6.4	(0.1)	6.3
Asbestos liability	—	(21.4)	(21.4)
Deposit with Australian Taxation Office	(2.3)	—	(2.3)
Other accrued liabilities and other liabilities	32.1	—	32.1

Net cash provided by operating activities	$82.4	$—	$82.4

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(9.7)	—	(9.7)

Net cash used in investing activities	$(9.7)	$—	$(9.7)

Cash Flows from Financing Activities
Repayments of short-term borrowings	(43.3)	—	(43.3)
Proceeds from long-term borrowings	15.0	—	15.0
Repayments of long term borrowings	(24.7)	—	(24.7)

Net cash used in financing activities	$(53.0)	$—	$(53.0)

Effect of exchange rate changes on cash	(19.4)	—	(19.4)

Net increase in cash and cash equivalents	0.3	—	0.3
Cash and cash equivalents at beginning of period	42.4	—	42.4

Cash and cash equivalents at end of period	$42.7	$—	$42.7

Components of Cash and Cash Equivalents
Cash at bank and on hand	13.7	—	13.7
Short-term deposits	29.0	—	29.0

Cash and cash equivalents at end of period	$42.7	$—	$42.7

Management’s Analysis of Results: James Hardie — 1st Quarter FY10

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information - Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our proposal to transform to a Dutch “SE” company and transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Management’s Analysis of Results: James Hardie — 1st Quarter FY10